Exhibit 99.17

Notice to ASX/LSE

Rio Tinto completes sale of Dunkerque aluminium smelter

14 December 2018

Rio Tinto has completed the sale of its aluminium smelter at Dunkerque, France, to Liberty House for $500 million.

Liberty House, which is part of the GFG Alliance (Gupta Family Group), has committed to continuing operations at the smelter and has announced plans for the development of additional activity around the site.

As previously announced, the proceeds will be returned to shareholders, with the precise timing and form to be announced with Rio Tinto’s 2018 full year results.

Rio Tinto estimates that there will be no material tax payable on this transaction.

Contacts
media.enquiries@riotinto.com

www.riotinto.com

Follow @riotinto on Twitter

Media Relations, United Kingdom	Media Relations, Australia
Illtud Harri M +44 7920 503 600	Jonathan Rose T +61 3 9283 3088 M +61 447 028 913

David Outhwaite T +44 20 7781 1623 M +44 7787 597 493	Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412

Media Relations, Canada
Matthew Klar T +1 514 608 4429

Investor Relations, United Kingdom	Investor Relations, Australia
John Smelt T +44 20 7781 1654 M +44 7879 642 675	Natalie Worley T +61 3 9283 3063 M +61 409 210 462

David Ovington T +44 20 7781 2051 M +44 7920 010 978	Rachel Storrs T +61 3 9283 3628 M +61 417 401 018

Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404